Exhibit 99.1

N E W S R E L E A S E

MICROCHIP CONTACT: J. Eric Bjornholt – CFO………………(480) 792-7804	ATMEL CONTACT: Steve Skaggs – CFO………….(408) 441-0311

MICROCHIP TECHNOLOGY TO ACQUIRE ATMEL

•	Creates Microcontroller, Analog and IOT Powerhouse
•	Immediately accretive to non-GAAP earnings per share
•	Estimated $170 million in synergies in fiscal year 2019 that begins on April 1, 2018

Chandler, Arizona and San Jose, California – January 19, 2016 – Microchip Technology Incorporated (NASDAQ: MCHP), a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, and Atmel Corporation (NASDAQ: ATML) today announced that Microchip has signed a definitive agreement to acquire Atmel for $8.15 per share in a combination of cash and Microchip common stock. The acquisition price represents a total equity value of about $3.56 billion, and a total enterprise value of about $3.40 billion, after excluding Atmel’s cash and investments net of debt on its balance sheet of approximately $155.0 million at December 31, 2015.

“We are delighted to welcome Atmel employees to Microchip and look forward to closing the transaction and working together to realize the benefits of a combined team pursuing a unified strategy. As the semiconductor industry consolidates, Microchip continues to execute a highly successful consolidation strategy with a string of acquisitions that have helped to double our revenue growth rate compared to our organic revenue growth rate over the last few years. The Atmel acquisition is the latest chapter of our growth strategy and will add further operational and customer scale to Microchip,” said Steve Sanghi, President and CEO of Microchip.

“Microchip and Atmel have a strong tradition of innovation, stretching across microcontroller, analog, touch, connectivity and memory solutions. Joining forces and combining our product portfolios will offer our customers a richer set of solution options to enable innovative and competitive products for the markets they serve,” said Ganesh Moorthy, COO of Microchip.

“Our Board of Directors determined, after consultation with our financial advisor and outside legal counsel, that the transaction with Microchip is a superior proposal for Atmel’s stockholders under the

Microchip Technology to Acquire Atmel

terms of our merger agreement with Dialog Semiconductor plc that we terminated today. Under the Microchip transaction, Atmel stockholders will receive a much higher cash consideration per share compared to the Dialog deal, as well as the opportunity for further upside through the ownership of stock of Microchip,” said Steven Laub, President and CEO of Atmel.

Concurrent with this announcement, Microchip announced that its Board of Directors has authorized an increase in the existing share repurchase program to 15.0 million shares of common stock from the approximately 11.4 million shares remaining under the prior authorization. Under this program, in the next several months, Microchip intends to repurchase the approximate number of shares it issues in the Atmel acquisition, which is expected to result in the transaction having the accretive effects of a cash transaction from a financial perspective.

Following the closing, the transaction is expected to be immediately accretive to Microchip’s non-GAAP earnings per share. Based on currently available information, Microchip anticipates achieving an estimated $170 million in synergies from cost savings and incremental revenue growth in fiscal year 2019 that begins on April 1, 2018.

The transaction has been approved by the Board of Directors of each company and is expected to close in the second quarter of calendar year 2016, subject to approval by Atmel’s stockholders, regulatory approvals and other customary closing conditions. No approval by Microchip’s stockholders is required in connection with the transaction. The transaction is not subject to any financing conditions.

Transaction Details

In the transaction, stockholders of Atmel will receive $7.00 per share in cash and $1.15 per share in Microchip common stock, valued at the average closing price for a share of Microchip common stock for the ten most recent trading days ending on the last trading day prior to the closing, with the maximum number of Microchip shares to be issued in the transaction being 13.0 million. To the extent that the number of Microchip shares issuable would exceed 13.0 million, the cash consideration per Atmel share will be increased such that the value of the combined cash and stock consideration will remain at $8.15 per share (as valued based upon the average closing price described in the previous sentence). Microchip expects to fund the cash portion of the purchase price through a combination of cash on its balance sheet and borrowings under its existing credit facility.

Microchip Technology to Acquire Atmel

In connection with the termination of the merger agreement with Dialog, Atmel has paid Dialog a termination fee of $137.3 million.

J.P. Morgan is acting as Microchip’s exclusive financial advisor. Wilson Sonsini Goodrich & Rosati, P.C. is acting as Microchip’s legal advisor. Qatalyst Partners is acting as exclusive financial advisor to Atmel. Jones Day is serving as Atmel’s legal advisor.

Conference Call Information; Presentation Materials

Microchip will host a conference call today, January 19, 2016 at 5:00 p.m. (Eastern Time) to discuss this release. You may view our presentation material to which we will refer during the conference call on Microchip’s website at www.microchip.com. The webcast will be available for replay until January 26, 2016.

A telephonic replay of the conference call will be available at approximately 8:00 p.m. (Eastern Time) on January 19, 2016 and will remain available until 8:00 p.m. (Eastern Time) on January 26, 2016. Interested parties may listen to the replay by dialing 719-457-0820 and entering access code 219583.

Forward Looking Statements

The statements in this release regarding that the transaction creates a microcontroller, analog and IoT powerhouse, looking forward to closing the transaction and working together to realize the benefits of a combined team pursuing a unified strategy, that Microchip continues to execute a highly successful consolidation strategy, that the Atmel acquisition will add further operational and customer scale to Microchip, that joining forces and combining the product portfolios of Atmel and Microchip will offer their customers a richer set of solution options to enable innovative and competitive products for the markets they serve, that Atmel stockholders will have further upside through the ownership of Microchip stock, that Microchip intends to repurchase the approximate number of shares it issues in the Atmel acquisition, that the stock buyback is expected to result in the transaction having the accretive effects of a cash transaction from a financial perspective, that the transaction is expected to be immediately accretive to Microchip’s non-GAAP earnings per share, that Microchip anticipates achieving an estimated $170 million in synergies from cost savings and incremental revenue growth in fiscal year 2019, that the acquisition is expected to close in the second quarter of calendar 2016, and that Microchip expects to fund the cash portion of the purchase price through a combination of cash on its balance sheet and borrowings under its existing credit facility are forward-looking statements made pursuant to the safe harbor

Microchip Technology to Acquire Atmel

provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of business, economic, legal and other risks that are inherently uncertain and difficult to predict, including, but not limited to: the actual timing of the closing of the transaction; the satisfaction of the conditions to closing in the merger agreement (including obtaining Atmel stockholder approval and regulatory clearances); any termination of the merger agreement; changes in demand for or market acceptance of the products of Atmel or Microchip and the products of their respective customers; competitive developments; the costs and outcome of any current or future litigation involving Microchip, Atmel or the transaction; the effect of the transaction on Microchip’s and Atmel’s existing customer, supplier, vendor and other relationships and their operating results and businesses; the progress and costs of development of Microchip and Atmel products and the timing and market acceptance of those new products; Microchip’s ability to successfully integrate Atmel’s operations and employees, retain key employees and otherwise realize the expected synergies and benefits of the transaction; fluctuations in Microchip’s stock price and trading volume which could impact the number of shares Microchip acquires under its share repurchase program and the timing of such repurchases; fluctuations in Microchip’s stock price which would impact the number of shares that Microchip issues in the transaction; and general economic, industry or political conditions in the United States or internationally. For a detailed discussion of these and other risk factors, please refer to the SEC filings of Microchip and Atmel including those on Forms 10-K, 10-Q and 8-K. You can obtain copies of Forms 10-K, 10-Q and 8-K and other relevant documents free of charge on Microchip’s website (www.microchip.com), Atmel’s website (www.atmel.com) (as applicable) or the SEC's website (www.sec.gov) or from commercial document retrieval services.

Stockholders of Microchip and Atmel are cautioned not to place undue reliance on the forward-looking statements in this press release, which speak only as of the date such statements are made. Neither Microchip nor Atmel undertakes any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this press release, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of Atmel

Microchip Technology to Acquire Atmel

for their consideration. Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Atmel that will also constitute a prospectus of Microchip in connection with the acquisition transaction. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of this document (when it is available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. Microchip, Atmel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Atmel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip's proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2015, and Microchip’s amendment to its Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the SEC on June 8, 2015. Additional information regarding the directors and executive officers of Atmel is also included in Atmel’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015. These documents are available free of charge at the SEC's web site at www.sec.gov and as described above.

About Microchip Technology

Microchip Technology Inc. (NASDAQ: MCHP) is a leading provider of microcontroller, mixed-signal, analog and Flash-IP solutions, providing low-risk product development, lower total system cost and faster time to market for thousands of diverse customer applications worldwide. Headquartered in Chandler, Arizona, Microchip offers outstanding technical support along with dependable delivery and quality. For more information, visit the Microchip website at http://www.microchip.com.

About Atmel

Atmel Corporation (NASDAQ: ATML) is a worldwide leader in the design and manufacture of microcontrollers, capacitive touch solutions, advanced logic, mixed-signal, nonvolatile memory and radio frequency (RF) components. Leveraging one of the industry's broadest intellectual property (IP) technology portfolios, Atmel is able to provide the electronics industry with intelligent and connected solutions focused on the industrial, automotive, consumer, communications and computing markets. For more information, visit the Atmel website at http://www.atmel.com.